FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

Century Financial Capital Group Inc. (“Century” or the “Company”)
Canadian Venture Building

82 Richmond Street East

Toronto, ON M5C 1P1

Item 2  Date of Material Change

January 4, 2018.

Item 3 News Release

The Company issued a news release concerning the material change described herein on January 5, 2018 and subsequently filed copies on SEDAR at www.sedar.com.

Item 4  Summary of Material Change

The Company has completed a non-brokered private placement (the “Private Placement”) of 41,666,666 common shares of the Company (each, a “Share”) at $0.06 per Share for gross proceeds of $2,500,000.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

The Company completed a non-brokered Private Placement of 41,666,666 Shares at $0.06 per Share for gross proceeds of $2,500,000 on January 4, 2018.

All of the Shares issued in connection with the Private Placement are subject to a statutory hold period under applicable securities laws for a minimum period of four months and one day after the date of issuance. The net proceeds of the Offering will be used for general working capital.

In connection with closing of the Offering, the Company paid eligible finders cash commissions in the total of $225,000, being 9% of the aggregate proceeds from the sale of Shares to purchasers introduced by the finders. The Company also issued non-transferable warrants (the “Finder’s Warrants”) to the finders to acquire up to a total of 3,749,999 Shares, being 9% of the number of Shares sold to purchasers introduced by the finders. Each Finder’s Warrant entitles the holder to purchase one Share at a price of $0.06 per Share, expiring 24-months from the Finder’s Warrant issuance date.

The Private Placement was approved by the disinterested directors of the Company through a directors’ resolution in accordance with the Business Corporations Act (Ontario).

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7  Omitted Information

Not applicable.

Item 8 Executive Officer

Yaron Conforti

CEO

Tel: (416) 716-8181

Item 9  Date of Report

January 8, 2018.